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                       Filed by Compaq Computer Corporation Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Compaq on September 4, 2001, and is incorporated by reference into this filing.

FORWARD LOOKING STATEMENT

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Hewlett-Packard/Compaq merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Compaq and Hewlett-Packard are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in Compaq and Hewlett-Packard's Securities and Exchange Commission reports (including but not limited to Compaq's annual report on Form 10-K for the year ended December 31, 2000, HP's annual report on Form 10-K for the year ended October 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Compaq's results could differ materially from Compaq's expectations in these statements. Compaq assumes no obligation and does not intend to update these forward-looking statements.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Mr. Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Following is the text of an email dated October 8, 2001 from Michael Winkler, Executive Vice President, Global Business Units, to Compaq employees:

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     Date:    October 8, 2001
     To: Compaq Global Business Units, Integrated Marketing Communications, Global Solutions Group & Supply Chain Operations

     Over the past month, we've experienced a range of reactions from the media and analysts alike regarding our announcement to merge with Hewlett Packard.

     Now, we're seeing the tide begin to turn as those with initial reservations about the merger have stopped asking why, and have begun asking why not? They've come to realize that the nature of our decision to merge isn't a defensive posture to stave off the competition; rather, it's an offensive strike to take ON the competition.

     My reason for writing to all of you is to emphasize that this merger represents an excellent opportunity to not only survive, but succeed in a market burdened by overcapacity, reduced demand, and redundant costs. And, pending regulatory and shareholder approvals, I'm confident that we will see this opportunity come to life and flourish.

COMPETITION CONTINUES
     In the interim, it will be critical for all of us to remain focused and continue to compete with HP as aggressively as ever before - just as you can be certain that HP will do the same.

     In that sense, I want to stress that Compaq is well equipped to win in this market, as we have an impressive arsenal of products and solutions at our disposal. To prove this point, I've outlined a few examples below that reflect only a small portion of the fantastic innovation that Compaq consistently brings to the marketplace:

     ACCESS PRODUCTS
     Some of the best examples of innovative access technology and solutions include the new line of Evo and Presario products that were recently launched. The Evo lineup includes our first desktop offerings as well as two new notebooks, and all have been designed to support the new Access on Demand solutions. From Presario, we've launched one of the strongest consumer offerings ever assembled, including desktops, notebooks and printers. And in the iPAQ arena, we've introduced the new iPAQ Pocket PC H3800 and H3700 series this week that will further extend our reputation for excellence in the handheld space. This is the kind of leadership in innovation that makes today's Compaq products - and tomorrow's - true threats to our competitors in the marketplace.

     INDUSTRY STANDARD SERVERS
     Our ProLiant server line remains the premiere industry standard server for the infrastructure marketplace. This reputation was recently enhanced with the announcement of the new ProLiant DL 590/64 - the first Compaq 64-bit industry standard server that incorporates the new Intel(R) Itanium (TM) processor.

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     We've also added to the overall functionality of the ProLiant line with the new Compaq Insight Manager 7 solution, which helps to maximize system availability and performance, and Computing on Demand Solutions are now available across entire server lines with the extension of Capacity on Demand for ProLiant. And finally, there is the much-anticipated launching of the new "Blades" server in 4Q that will enhance Compaq's position in the growing high-density server market.

     ENTERPRISE STORAGE
     Our StorageWorks solutions represent a definitive Compaq strength over the vast majority of the competition within the mid- and enterprise-level segments of the storage market. Recent innovations such as the introduction of our ENSA-2 strategy, SANworks Storage Utility Management, and our leadership in storage area networks (SANs) has helped to position StorageWorks at the forefront of this fiercely contested space. Earlier this month, we demonstrated our storage networking leadership by successfully completing the first worldwide storage network, spanning the globe from Colorado Springs to Sydney to Nijmegen in the Netherlands using the Internet and Fiber Channel technologies.

     BUSINESS CRITICAL SOLUTIONS
     The strengths of Compaq's NonStop(TM) Himalaya(TM) and AlphaServer(TM) platforms provide a firm foundation to compete in the high-end market space, and I'm proud to say that we're expanding on that foundation. In the NonStop sector, the recent win at Sabre opens major new market opportunity in the TPF replacement market. Along with ZLE, this provides superior competitive differentiation. Also, the new AlphaServer ES45 that will be announced this month, combined with the OpenVMS, Tru64 UNIX and Linux operating environment capabilities, will further provide a superior high-performance system offering.

THE FUTURE

     When it comes to the competition, our products and solutions - and most importantly, the people behind them - are what makes Compaq a true force to reckon with on a global scale. And our ability to continue competing on such a scale and live up to the reputation we've established will further drive our success for today and tomorrow.



Regards,

Mike



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to merge with HP.